UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Osiris Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68827R 108

(CUSIP Number)

Peter Friedli

Chollerstrasse 35

6300 Zug, Switzerland

Telephone: +41 (41) 740 2525

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68827R 108

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Peter Friedli

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3)	SEC Use Only

4)	Source of Funds (See Instructions) OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 14,810,455 (1)

	8)	Shared Voting Power 0

	9)	Sole Dispositive Power 10,204,404

	10)	Shared Dispositive Power 4,606,051

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,810,455

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 42.90%

14)	Type of Reporting Persons (See Instructions) IN

(1)                       Includes 10,204,404 shares held by Peter Friedli and 4,606,051 shares held in the aggregate by New Venturetec AG., and Mr. Friedli’s spouse and minor child, over which Mr. Friedli exercises sole voting control.

CUSIP No. 68827R 108

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) New Venturetec AG

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3)	SEC Use Only

4)	Source of Funds (See Instructions) OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0

	8)	Shared Voting Power 0

	9)	Sole Dispositive Power 0

	10)	Shared Dispositive Power 4,103,301

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,103,301

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 11.88%

14)	Type of Reporting Persons (See Instructions) CO

(2)                       Represents shares held of record by New Venturetec AG, which is a reporting person under this Schedule 13D.  Peter Friedli, who is a reporting person under this Schedule 13D is President of New Venturetec AG, and exercises sole voting power over the shares held by of New Venturetec AG.

CUSIP No. 68827R 108

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Venturetec, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3)	SEC Use Only

4)	Source of Funds (See Instructions) OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0

	8)	Shared Voting Power 0

	9)	Sole Dispositive Power 0

	10)	Shared Dispositive Power 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 12.1%

14)	Type of Reporting Persons (See Instructions) CO

(2)                       Venturetec, Inc., a reporting person under this Schedule 13D, is in the process of dissolution. The capital stock of Venturetec, Inc. is 100% owned by New Venturetec AG, another reporting person under this Schedule 13D.  Peter Friedli, who is also a reporting person under this Schedule 13D, is President of Venturetec, Inc. and is President of New Venturetec AG, and exercises sole voting power over the shares held by New Venturetec AG.

CUSIP No. 68827R 108

AMENDMENT NO. 4 TO SCHEDULE 13D

Explanatory Statement.   This Amendment No. 4 (“Amendment No.4”) modifies the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the reporting persons named herein and others on December 20, 2006, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on June 13, 2007, as amended by Amendment No. 2 to the Schedule 13D filed with the Commission on December 31, 2007, and as amended by Amendment No. 3 to the Schedule 13D filed with the Commission on December 28, 2012 (“Amendment No. 3”).

Item 1.   Security and Issuer

Item 1 of the Schedule 13D to which this Amendment No.4 relates is hereby amended and restated as follows:

This Schedule 13D is being filed on behalf of Peter Friedli, a citizen of Switzerland, New Venturetec AG, a Swiss corporation and Venturetec, Inc., a British Virgin Islands corporation (collectively referred to hereinafter as the “Reporting Persons”).

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Osiris Therapeutics, Inc., a Maryland corporation (the “Issuer”).  The address of the Issuer’s principal executive office is located at 7015 Albert Einstein Drive, Columbia, Maryland 21046.

Item 2.   Identity and Background.

Item 2 of this Schedule 13D is hereby amended and restated in its entirety as follows:

1.	(a)	Peter Friedli;
	(b)	Mr. Friedli’s business address is c/o Friedli Corporate Finance Inc., Chollerstrasse 35, 6300 Zug, Switzerland;
(c)

Mr. Friedli co-founded the Issuer’s business and except for the period between February and June 2004 has been a director of the Issuer since January 1996. Mr. Friedli is the principal of Friedli Corporate Finance, Inc., a venture capital firm. He is also the President of each of New Venturetec AG and Venturetec, Inc.;

	(d)	During the last five years, Mr. Friedli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
(e)

During the last five years, Mr. Friedli has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws; and

	(f)	Mr. Friedli is a citizen of Switzerland.

CUSIP No. 68827R 108

2.	(a)	New Venturetec AG;
	(b)	New Venturetec AG’s business address is c/o Friedli Corporate Finance Inc., Chollerstrasse 35, 6300 Zug, Switzerland;
	(c)	New Venturetec AG’s principal business is venture capital investing in biotechnology, communications, technology and Internet companies;

(d) and (e)   During the last five years, New Venturetec AG has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which New Venturetec AG was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws. For additional information, please refer to Schedule I hereto.

3.	(a)	Venturetec, Inc.;
	(b)	Venturetec, Inc.’s business address is c/o Friedli Corporate Finance Inc., Chollerstrasse 35, 6300 Zug, Switzerland, Switzerland;
	(c)	Venturetec, Inc.’s principal business is venture capital investing in biotechnology, communications, technology and Internet companies;

(d) and (e)   During the last five years, Venturetec, Inc. has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which Venturetec, Inc. was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws. For additional information, please refer to Schedule I hereto.

Item 3.   Source and Amount of Funds or Other Consideration.

The disposition of the shares of Common Stock by Venturetec, Inc. to its parent corporation, New Venturetec AG, is in connection with Venturetec, Inc.’s dissolution proceedings.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

This Amendment No.4 is being filed to reflect the change of address of the Reporting Persons named herein, and is being filed following the disposition on or about July 5, 2018 and July 24, 2018 by Venturetec, Inc. of beneficial ownership (as determined in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) of all of its shares of the Issuer’s Common Stock (a total of 4,103,301 shares) to New Venturetec AG in connection with the dissolution proceedings for. Venturetec, Inc.

Mr. Friedli continues to serve as Chairman of the Board of Directors of the Issuer and continues to be the Issuer’s largest stockholder.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)         The aggregate number and percentage of Common Stock to which this Schedule 13D relates is 14,810,455, representing approximately 42.90% of the 34,525,886 outstanding shares of the Issuer as reported in the Issuer’s most recently filed Form 10-Q for the quarter ended March 31, 2018.  The warrant for 1,000,000 share of the Issuer’s Common Stock held by Peter Friedli as reported in Amendment No. 3 has expired.

(b)         The Reporting Persons beneficially own the Common Stock as follows:

(i)       Mr. Friedli beneficially owns 14,810,455 shares of Common Stock, which includes:  10,204,404 shares owned directly by Mr. Friedli; 500,000 shares owned by Mr. Friedli’s minor child; 2,750 shares owned by Mr. Friedli spouse, and 4,103,301 shares owned by New Venturetec AG.  Mr. Friedli has sole voting power with respect to 14,810,455 shares, sole dispositive power with respect to 10,204,404 shares, and shared dispositive power with respect to 4,606,051 shares.

CUSIP No. 68827R 108

(ii)      New Venturetec AG beneficially owns 4,103,301 shares of Common Stock. New Venturetec AG has shared dispositive power with respect to 4,103,301 shares.

(iii)     Venturetec, Inc. no longer beneficially owns any shares of Common Stock.

(c)          See Item 4 of this Amendment No. 4 which is incorporated herein by this reference.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Friedli is the President of New Venturetec AG and President of Venturetec, Inc. until it dissolves.  Mr. Friedli serves as Chairman of the Board of Directors of the Issuer and is the Issuer’s largest stockholder.  As President of New Venturetec AG, Mr. Friedli exercises sole voting and shared dispositive power with respect to the Common Stock held by New Venturetec AG.

Item 7.   Material to be Filed as Exhibits.

None

CUSIP No. 68827R 108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 25, 2018

/s/ Peter Friedli
Peter Friedli

VENTURETEC, INC.

By:
/s/ Peter Friedli
Peter Friedli, President

NEW VENTURETEC AG

By:
/s/ Peter Friedli
Peter Friedli, President

CUSIP No. 68827R 108

AMENDED AND RESTATED

SCHEDULE I

The following sets forth as to each of the executive officers and directors of the undersigned: (1) his name; (2) his business address; (3) his present principal occupation or employment and (4) the name, principal business and address of any corporation or other organization in which such employment is conducted. Each person listed below is a citizen of Switzerland. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

NEW VENTURETEC AG

Directors and Executive Officers:

1. Peter Friedli, Chairman and President

2. Andreas Von Sprecher, Member and Secretary

3. Michael Endres, Member

Peter Friedli (See Item 1 of this Amendment No.4)

Andreas Von Sprecher

Lawyer

Hüppi & von Sprecher

Klosbachstrasse 110

8032 Zurich

Switzerland

Michael Endres

Lawyer

HütteLAW AG

Alte Steinhauserstrasse 1

6330 Cham / Zug

Switzerland

VENTURETEC, INC.

Directors and Executive Officers:
Peter Friedli, President